SLIDES USED IN MEETINGS WITH STOCKHOLDERS OF DENDREON CORPORATION AND OF CORVAS INTERNATIONAL, INC. BEGINNING MARCH 5, 2003

Filed by Corvas International, Inc.

(Commission File No. 000-19732)

Pursuant to Rule 425

under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Corvas International, Inc.

Commission File No. 000-19732

This filing relates to the proposed acquisition (“Acquisition”) by Dendreon Corporation (“Dendreon”) of Corvas International, Inc. (“Corvas”) pursuant to the terms of an Agreement and Plan of Merger, dated as of February 24, 2003 (the “Merger Agreement”), by and among Dendreon, Seahawk Acquisition, Inc., Charger Project LLC and Corvas. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K filed by Dendreon on February 25, 2003, and is incorporated by reference into this filing.

Additional Information About the Acquisition and Where to Find It

Dendreon and Corvas intend to file with the Securities and Exchange Commission (“SEC”) a joint proxy statement/prospectus with respect to the Acquisition and other relevant materials. INVESTORS AND SECURITY HOLDERS OF DENDREON AND CORVAS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND THE OTHER RELEVANT MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT DENDREON, CORVAS AND THE ACQUISITION. The joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by Dendreon or Corvas with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov.

In addition, investors and security holders may obtain free copies of the documents (when they are available) filed with the SEC by Dendreon by directing a request to: Dendreon Corporation, 3005 First Avenue, Seattle, WA 98121, Attn: Investor Relations. Investors and security holders may obtain free copies of the documents filed with the SEC by Corvas by contacting Corvas Investor Relations at 3030 Science Park Road, San Diego CA 92121.

Dendreon, Corvas and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Dendreon and Corvas in favor of the Acquisition. Information about the executive officers and directors of Dendreon and their ownership of Dendreon common stock is set forth in the proxy statement for Dendreon’s 2002 Annual Meeting of Shareholders, which was filed with the SEC on April 12, 2002. Information about the executive officers and directors of Corvas and their ownership of Corvas common stock is set forth in the proxy statement for Corvas’ 2002 Annual Meeting of Shareholders, which was filed with the SEC on April 26, 2002. Certain directors and executive officers of

Corvas may have direct or indirect interests in the merger due to securities holdings, pre-existing or future indemnification arrangements, vesting of options, rights to severance payments if their employment is terminated following the merger. Additional information regarding Dendreon, Corvas, and the interests of their respective executive officers and directors in the Acquisition will be contained in the joint proxy statement/prospectus regarding the Acquisition.

Investors and security holders are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the Acquisition.

Forward-looking statements

Except for historical information contained herein, these slides contain forward-looking statements, including statements about future financial and operating results and Dendreon’s anticipated Acquisition of Corvas. These statements are based on management’s current expectations and beliefs and are subject to a number of risks and uncertainties, particularly those risks and uncertainties inherent in the process of discovering, developing and commercializing drugs that are safe and effective for use as human therapeutics, that could cause actual results to differ materially from those described in the forward-looking statements.

Statements of expected synergies, accretion, timing of closing, execution of integration plans and management and organizational structure are all forward-looking statements. Risks and uncertainties include the possibility that the market for the sale of certain products may not develop as expected; that development of these products may not proceed as planned; the Acquisition of Corvas does not close or that the companies may be required to modify aspects of the transaction to achieve regulatory approval; that prior to the closing of the proposed Acquisition, the businesses of the companies suffer due to uncertainty; that the parties are unable to successfully execute their integration strategies or achieve planned synergies; reliance on key employees, especially senior management, risks related to Dendreon’s limited operating history, risks associated with completing Dendreon’s clinical trials, the risk that the results of one clinical trial will not be repeated in another clinical trial, the risk that the results of a clinical trial, including Phase III trials of Provenge, will not support applying for or approval of a biologics license by the FDA, the uncertainty of Dendreon’s future access to capital, the risk that Dendreon may not secure or maintain relationships with collaborators, and dependence on intellectual property; and other risks and uncertainties that are described in the reports filed by Dendreon and Corvas with the SEC, including their most recent quarterly reports on Form 10-Q. Further information on the risks and uncertainties that could affect Dendreon’s business, financial condition and results of operations are contained in Dendreon’s filings with the SEC, which are available at www.sec.gov.

The following are slides from presentations made to various stockholders of Dendreon and Corvas beginning as of March 5, 2003 by Mitchell H. Gold, Chief Executive Officer of Dendreon, and Randall E. Woods, President and Chief Executive Officer of Corvas.

Forward-Looking Statement Disclaimer

This presentation includes forward-looking statements, including statements about Dendreon's proposed acquisition of Corvas, post-closing business synergies and product opportunities, and product development and commercialization. Actual results may differ materially from those projected in the forward-looking statements. Factors that could cause actual results to differ materially from those in the forward-looking statements are contained in Dendreon's filings with the SEC, including its Registration Statement on Form S-3 (Reg. No. 333-102351), filed on January 16, 2003, under the caption "Risk Factors."

DENDREON CORPORATION

Corvas Acquisition

- On February 25th we announced our acquisition of Corvas International
- Stock for stock transaction based on a fixed exchange ratio of .45
- Dendreon will own 68.4% and Corvas shareholders will own 31.6%
- Valued at $73 MM , 83% premium to Corvas stock price as of 2/24/2003
- This value is a premium to Corvas' anticipated cash at closing 6/30/2003

DENDREON CORPORATION

Clear Synergies

- Dendreon offers late stage products in large markets
- Synergistic oncology programs
  - -Dendreon's clinical development capabilities
  - -Proof of concept experiments for serine proteases encouraging
  - -Corvas medicinal chemistry expertise for Trp-p8 small molecule work
- Combined company offers strong balance sheet
  - - Combined organization is projected to have over $110 million in cash at closing (6/30/2003)

DENDREON CORPORATION

Pre-clinical synergies

Antibodies

Trp-p8 (Oncology)
DN1924 (Oncology)
DN1921 (Autoimmune diseases)
Serine Protease Inhibitors (Oncology)

Small Molecule Inhibitors

Trp-p8
Urokinase (uPA) Inhibitors (Oncology)
Matriptase Inhibitors (Oncology)

Prodrug Program

uPA
hK2

Vaccine Targets

NY-ESO (Oncology)
CEA (Oncology)
MN (Oncology)
Telomerase (Oncology)
Trp-p8

DENDREON CORPORATION

Clinical Trials

Product / Target	Phase I	Phase II	Phase III

Provenge™

Hormone Refractory Prostate Cancer

D9901

D9902

Hormone Sensitive Prostate Cancer

Mylovenge™

Multiple Myeloma

APC8024

Breast, Ovarian, Colon Cancers

Completed

DENDREON CORPORATION

Leading Cancer Vaccine Platform

- Well validated and well characterized antigen targets manufactured as recombinant proteins
- Proprietary Antigen Delivery Cassette™ technology
- Induces strong and reproducible immune responses

DENDREON CORPORATION

Provenge™ Phase III Trial (D9901)

Double Blind, Placebo Controlled
Vaccinate at Weeks
0
2
4

- First randomized, double blind, placebo controlled Phase III study of a cancer vaccine
- Advanced androgen independent prostate cancer patients
- No existing treatment options (except palliatives for pain)
- Primary endpoint – Median time to objective disease progression
- Secondary endpoint – Delay in onset of disease-related pain

DENDREON CORPORATION

Primary Efficacy Analysis (ITT)

Time from randomization to disease progression

Proportion Without Progression
1.00
0.75
0.50
0.25
0.00
0
10
20
30
40
50
60
70
80
Time to Disease Progression (weeks)
Provenge (n=82)
Placebo (n=45)
p= 0.085
HR = 1.394 (95% CI 0.953 – 2.037)

DENDREON CORPORATION

Phase III Trial #9901

Gleason Score

1
2
3
4
5
Well Differentiated
Poorly Differentiated

- Routinely performed prostate grading system
  - Histologic measure of aggressiveness of tumor
  - Patients with score of ≤ 7 tend to have better prognosis
- Majority (75%) of hormone refractory patients have a score of 7 or less
- Pre-specified subgroup for analysis
- Single most important predictor of response to Provenge treatment

DENDREON CORPORATION

Efficacy Analysis: Gleason ≤7

Time to objective disease progression (Kaplan-Meier method): Primary Efficacy Analysis, Gleason Score ≤ 7, Intent-to-Treat Patients

Proportion Progression Free
1.00
0.75
0.50
0.25
0.00
0
10
20
30
40
50
60
70
80
Time (weeks)
Provenge
Placebo
p= 0.002
HR = 2.222 (95% CI: 1.331 – 3.710)

DENDREON CORPORATION

Comparison of Gleason Subgroups

Subgroup Analysis: Gleason ≤7

1.00
0.75
0.50
0.25
0.00
Proportion Progression Free
0
10
20
30
40
50
60
70
80
Time (weeks)
Provenge
Placebo
log rank
p= 0.002

Subgroup Analysis: Gleason ≥8

1.00
0.75
0.50
0.25
0.00
Proportion Progression Free
0
10
20
30
40
50
60
70
80
Time (weeks)
Provenge
Placebo
log rank
p= 0.43

DENDREON CORPORATION

Progression Analysis: Gleason ≤ 7

Time to Progression (weeks)

	Provenge (N=50)	Placebo (N=25)	Treatment Effect
Median	16.0	9.0	1.78

Progression Free Survival Rate (percent)

Months	Provenge	Placebo	Treatment Effect
6	34.7	4.0	8.7
9	17.7	4.0	4.4
12	10.1	0	>10.1
18	6.7	0	> 6.7

DENDREON CORPORATION

Secondary Endpoint

Time to Onset of Disease-Related Pain (Gleason ≤ 7 and ≥ 8)

Gleason < 7

APC8015 (n = 48)
Placebo (n = 23)
p = 0.019 Log Rank
HR = 2.615 (95% CI: 1.138, 6.008)
Probability of No Pain
1.00
0.75
0.50
0.25
0.00
0
10
20
30
40
50
60
70
80
Time to Onset of Disease-Related Pain (weeks)

Gleason > 8

APC8015 (n = 32)
Placebo (n = 20)
p = 0.222 Log Rank
HR = 0.555 (95% CI: 0.213, 1.450)
Probability of No Pain
1.00
0.75
0.50
0.25
0.00
0
10
20
30
40
50
60
Time To Onset of Disease-Related Pain (weeks)

DENDREON CORPORATION

Adverse Events

Event [n(%)]	APC8015 (n=82)	Placebo (n=45)	Median Duration (days)
Pyrexia	24 (29.3)	1 (2.2)	2.0
Rigors	49 (59.8)	3 (6.7)	1.0
Headache	11 (13.4)	1 (2.2)	1.0
Paraesthesia	11 (13.4)	1 (2.2)	2.0
Dyspnea	14 (17.1)	2 (4.4)	1.0
Vomiting	9 (11.0)	1 (2.2)	1.0

Number (%) of patients with Adverse Events

DENDREON CORPORATION

Phase III Trial #9901

Results of Recent FDA Discussions

- Recognized that D9901 data is promising and would be supportive to filing
- Patients with Gleason score ≤ 7 are relevant population on which to base approval
- Modified existing D9902 trial (D9902B) will provide basis for registration
- Approximately 250 patients will be enrolled into study D9902B to support BLA

DENDREON CORPORATION

Provenge Partnership Discussions

- Co development and Co promotion agreement
- Dendreon would maintain significant ownership of Provenge
- Global agreement minus Asia and Oceania

DENDREON CORPORATION

APC 8024 Phase I Trials

Patient Population

- Advanced, metastatic breast, ovarian and colon cancer patients
- Her-2 positive
- Failed all conventional therapies including Herceptin

Endpoints

- Safety
- Clinical response
- Immune response

DENDREON CORPORATION

D2000-2 Clinical Response

Status of 11 patients evaluated

Stable	5(45%)
Partial Response*	1(9%)

* As determined by a more than 50% reduction in tumor volume

DENDREON CORPORATION

Dendreon & Genentech

Trp-p8 Collaboration

DENDREON CORPORATION

Trp-p8 Characteristics

Trans-membrane voltage gated $Ca2^+$ channel

Over expressed in breast, prostate, lung and colon cancers as well as hyperplastic prostate

Multiple therapeutic opportunities

- Vaccines
- Monoclonal antibodies
- Small molecules

References:
U.S. Patent 6,194,152: Prostate tumor polynucleotide compositions and methods of detection thereof

Published in Cancer Research 61, 3760-9, 2001

DENDREON CORPORATION

In Normal Human Tissue, Trp-p8 Expression is Restricted to the Prostate

A
1 2 3 4 5 6 7 8
a
b
c
d
e
f
g
h
B
1 2 3 4 5 6 7 8
a
b
c
d
e
f
g
h

DENDREON
CORPORATION

Trp-p8 is Detected in Primary Cancer Samples by In Situ Hybridization

Tissue type	Prostate Adeno Ca	Breast Adeno Ca	Melanoma	Colorectal Adeno Ca	Lung Ca
Number of samples positive/studied	16/16	10/14	3/4	13/14	8/10

Normal Breast Tissue
Breast/CA RNA Tissue

Normal Colon Tissue
Colon/CA RNA Tissue

DENDREON CORPORATION

Trp-p8 –Therapeutics

Calcium
Calcium
Trp-p8
Cell Membrane
Cancer Cell

DENDREON CORPORATION

Genentech Trp-p8 Collaboration

- Structured as a co-development, co-promotion agreement with profit sharing rights in the U.S.
- Significant upfront and milestone payments
- Genentech is responsible for manufacturing of all resulting products
- Genentech funds significant portion of clinical trial costs
- Dendreon maintains all development and commercialization rights in Asia and Oceania

DENDREON CORPORATION

Collaboration Milestones

Equity purchases and cash milestone payments

Milestone Events

- At deal signing
- Drug candidate identification
- IND filing
- Clinical Trial Milestones
- BLA submission
- BLA approvals

Total milestone payments exceed $110 Million

DENDREON CORPORATION

Serine Protease Gene Family Cancer Programs

- Found to be relevant for Prostate Cancer
- Most well known is PSA
- Provide for a number of therapeutic opportunities
  - -Inhibition with Small Molecules or Mab's
  - -As a target for Mab's and therapeutic vaccines
  - -Leverage enzymatic activity for delivery of Prodrugs(PACT)

MONOCLONAL
ANTIBODIES
SERINE PROTEASE
CANCER TARGETS
PROTEASE ACTIVATED
PRODRUGS

DENDREON
CORPORATION

Corvas Protease Activated Cancer Therapy (PACT) Program

Substrate
P1
P1'
Toxin
Substrate
P1
P1'
Toxin
Tumor Cell
Toxin
P1'

DENDREON CORPORATION

DENDREON
CORPORATION™

rNAPc2 Cardiovascular Program

rNAPc2
Potent Anticoagulant

- Acts at initiation of coagulation cascade
- Complements downstream products
- Phase II studies in patients with ACS

Heparin
LMWH
Angiomax®
Blood Clot
rNAPc2
Thrombin
Xa
VIIa
TF
Arixtra®
(Pentasaccharide)

DENDREON
CORPORATION

ANTHEM TIMI 32

Phase II Trial design

ACS
Early Invasive

rNAPc2 | 125 pts | Placebo

Part 1 - Dose Escalation

Initial safety experience

Go or no go decision 2H 2003

ACS
Early Invasive

rNAPc2 #1 | rNAPc2 #2 | Placebo

400 pts

Part 2 - Dose Ranging

Evaluate safety & efficacy

Seek Partner

ACS
Early Invasive or Conservative

rNAPc2 | 1000 pts | Placebo

Part 3 - Dose Confirmation

Select dose for Phase III

Conducted with Partner

DENDREON CORPORATION

Corvas Rationale

- Sought diversification of product portfolio and risk
- Needed expertise in clinical development
- Clear synergies in Oncology programs
- Permits redeployment of cash via strategic combination with significant upside
- Explored a variety of other alternatives and this opportunity offers shareholders the best value

DENDREON CORPORATION

Attractive Comparison to Other Similar Transactions

	Dendreon/ Corvas	Cambridge Antibody/ OGS	Hyseq/ Variagenics	Exelixis/ Genomica
	2/25/03	1/23/03	11/11/02	11/19/01
Equity Value at Announcement	$73	$180	$54	$110
Estimated Target Net Cash at Closing	65	212	51	109
Equity Value as % of Net Cash at Closing	***112%***	***85%***	***105%***	***101%***
Premium to Corvas share price:				
1 Day Prior	*83%*	*28%*	*53%*	*41%*
20 Trading Day Average	*86%*	*34%*	*144%*	*51%*

* Assumes close on 6/30/2003

DENDREON CORPORATION

Combined Financials

- Estimate company will have enough capital to last until early 2006

  Assuming:

  - full development of rNAPc2 with partner and full commitment to DNDN development plans
  - and no Provenge or other partner activities

- Additional cash flow opportunities via Provenge deal and other licensing activities

DENDREON CORPORATION

Clear Synergies

- Dendreon offers late stage products in large markets
- Synergistic oncology programs
  - -Dendreon's clinical development capabilities
  - -Proof of concept experiments for serine proteases encouraging
  - -Corvas medicinal chemistry expertise for Trp-p8 small molecule work
- Combined company offers strong balance sheet
  - - Combined organization is projected to have over $110 million in cash at closing (6/30/2003)

DENDREON CORPORATION